VARIABLE ANNUITY ACCOUNT C

Multiple Sponsored Retirement Options
ING Life Insurance and Annuity Company

Supplement Dated August _____, 2002 to
Prospectus and Contract Prospectus Summary dated May 1, 2002
as Supplemented June 1, 2002 and May 8, 2002 with respect to the Prospectus

The following provisions apply to participants who enroll in voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas on and after June 1, 2002 (Texas K-12 Contracts). These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

The information in this supplement amends certain information contained in the Prospectus and Contract Prospectus Summary each dated May 1, 2002. You should read this supplement along with the Prospectus and Contract Prospectus Summary.

FEES APPLICABLE TO TEXAS K-12 CONTRACTS
Transaction Fees

Early Withdrawal Charge. [1] (As a percentage of the amount withdrawn.)

Early Withdrawal Schedule

Account Years Completed	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Annual Maintenance Fee $0.00

Fees Deducted From the Subaccounts
(Daily deductions equal to the given percentage on an annual basis)

Mortality and Expense Risk Charge 1.25%

Administrative Expense Charge [2] ....0.00 - 0.25%

Total Separate Account Expenses ....1.25 - 1.50%

[1] These fees may be waived in certain circumstances. See "Fees" in the prospectus or "Charges and Deductions" in the contract prospectus summary.
[2] We currently do not impose this charge, however, we reserve the right to charge up to 0.25% annually.

Fees Deducted by the Funds

See the Fee Table in the prospectus or contract prospectus summary for a list of fees deducted by the funds. Only the funds listed in the "Hypothetical Examples" below are offered under Texas K-12 Contracts.

X.01107-02SA   August 2002

Hypothetical Examples for Texas K-12 Contracts

Account Fees Incurred Over Time. The following hypothetical examples show the fees paid over time if $1,000 is invested in a subaccount, assuming a 5% annual return on the investment. For the purpose of these examples, we deducted the mortality and expense risk charge of 1.25% annually and the maximum administrative expense charge of 0.25% annually, which we have the right to charge but we are not currently charging. The total fund expenses are those shown in the column "Total Net Fund Annual Expenses" in the Fund Expense Table, assuming that any applicable fee waivers or reimbursements would apply during all periods shown.

	EXAMPLE A				EXAMPLE B			
▷ These examples are purely hypothetical. ▷ They should not be considered a representation of past or future fees or expected returns. ▷ Actual fees and/or returns may be more or less than those shown in these examples.	**If you withdraw your entire account value at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge assessed:**				**If you leave your entire account value invested or if you select an income phase payment option at the end of the periods shown, you would pay the following fees (no early withdrawal charge is reflected):***			

Fund Name	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
ING VP Ascent Portfolio (Class R Shares)	$90	$130	$172	$257	$23	$70	$120	$257
ING VP Balanced Portfolio, Inc. (Class R Shares)	$88	$125	$164	$242	$21	$65	$112	$242
ING VP Bond Portfolio (Class R Shares)	$87	$123	$160	$233	$20	$63	$108	$233
ING VP Crossroads Portfolio (Class R Shares)	$89	$129	$170	$253	$22	$69	$118	$253
ING VP Growth Portfolio (Class R Shares)	$89	$129	$170	$253	$22	$69	$118	$253
ING VP Growth and Income Portfolio (Class R Shares)	$88	$125	$164	$242	$21	$65	$112	$242
ING VP Index Plus LargeCap Portfolio (Class R Shares)	$87	$121	$158	$227	$20	$61	$105	$227
ING VP Index Plus MidCap Portfolio (Class R Shares)	$88	$124	$162	$238	$21	$64	$110	$238
ING VP Index Plus SmallCap Portfolio (Class R Shares)	$88	$126	$165	$243	$21	$66	$113	$243
ING VP International Equity Portfolio (Class R Shares)	$93	$141	$191	$298	$27	$82	$141	$298
ING VP Legacy Portfolio (Class R Shares)	$89	$127	$167	$248	$22	$67	$115	$248
ING VP Money Market Portfolio (Class R Shares)	$86	$118	$152	$216	$19	$58	$100	$216
ING VP Small Company Portfolio (Class R Shares)	$91	$133	$177	$270	$24	$74	$126	$270
ING VP Technology Portfolio (Class R Shares)	$93	$140	$189	$294	$26	$81	$139	$294
ING VP Value Opportunity Portfolio (Class R Shares)	$89	$129	$170	$254	$22	$69	$118	$254
ING VP Natural Resources Trust	$95	$147	$200	$318	$29	$88	$150	$318
ING VP Growth Opportunities Portfolio (Class R Shares)	$91	$134	$179	$274	$24	$75	$128	$274
ING VP International Value Portfolio (Class R Shares)	$92	$137	$184	$284	$25	$78	$133	$284
ING VP MagnaCap Portfolio (Class R Shares)	$91	$134	$179	$274	$24	$75	$128	$274
ING VP MidCap Opportunities Portfolio (Class R Shares)	$91	$134	$179	$274	$24	$75	$128	$274
ING VP SmallCap Opportunities Portfolio (Class R Shares)	$91	$134	$179	$274	$24	$75	$128	$274
ING Alger Aggressive Growth Portfolio (Service Class)	$95	$146	$198	$313	$28	$87	$148	$313
ING Alger Growth Portfolio (Service Class)	$94	$144	$196	$308	$28	$85	$145	$308
ING Baron Small Cap Growth Portfolio (Service Class)	$97	$151	$207	$332	$30	$93	$158	$332
ING DSI Enhanced Index Portfolio (Service Class)	$92	$138	$186	$289	$26	$79	$136	$289
ING Goldman Sachs® Capital Growth Portfolio (Service Class)	$95	$146	$198	$313	$28	$87	$148	$313
ING JPMorgan Mid Cap Value Portfolio (Service Class)	$95	$147	$200	$318	$29	$88	$150	$318

Fund Name	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
ING MFS Capital Opportunities Portfolio (Initial Class)	$91	$134	$179	$274	$24	$75	$128	$274
ING MFS Emerging Equities Portfolio (Initial Class)	$90	$132	$175	$265	$23	$72	$124	$265
ING MFS Global Growth Portfolio (Service Class)	$96	$150	$205	$327	$30	$91	$155	$327
ING MFS Research Portfolio (Initial Class)	$91	$133	$177	$269	$24	$73	$126	$269
ING OpCap Balanced Value Portfolio (Service Class)	$94	$144	$196	$308	$28	$85	$145	$308
ING PIMCO Total Return Portfolio (Service Class)	$93	$140	$189	$293	$26	$81	$138	$293
ING Salomon Brothers Capital Portfolio (Service Class)	$95	$147	$200	$318	$29	$88	$150	$318
ING Salomon Brothers Investors Value Portfolio (Service Class)	$94	$144	$196	$308	$28	$85	$145	$308
ING Scudder International Growth Portfolio (Initial Class)	$92	$137	$184	$284	$25	$78	$133	$284
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	$90	$130	$172	$258	$23	$70	$120	$258
ING UBS Tactical Asset Allocation Portfolio (Service Class)	$95	$147	$200	$318	$29	$88	$150	$318
ING Van Kampen Comstock Portfolio (Service Class)	$94	$143	$193	$303	$27	$84	$143	$303
AIM V.I. Capital Appreciation Fund (Series I Shares)	$91	$133	$177	$269	$24	$73	$126	$269
AIM V.I. Core Equity Fund (Series I Shares)	$90	$132	$175	$266	$24	$72	$124	$266
AIM V.I. Growth Fund (Series I Shares)	$91	$134	$178	$272	$24	$74	$127	$272
AIM V.I. Premier Equity Fund (Series I Shares)	$91	$133	$177	$269	$24	$73	$126	$269
Calvert Social Balanced Portfolio	$91	$134	$178	$272	$24	$74	$127	$272
Fidelity® VIP Contrafund® Portfolio (Initial Class)	$89	$128	$169	$251	$22	$68	$117	$251
Fidelity® VIP Equity-Income Portfolio (Initial Class)	$88	$125	$164	$241	$21	$65	$112	$241
Fidelity® VIP Growth Portfolio (Initial Class)	$89	$128	$169	$251	$22	$68	$117	$251
Fidelity® VIP Overseas Portfolio (Initial Class)	$91	$135	$180	$276	$25	$75	$129	$276
Franklin Small Cap Value Securities Fund (Class 2 Shares)	$92	$138	$186	$289	$26	$79	$136	$289
Janus Aspen Aggressive Growth Portfolio (Institutional Shares)	$89	$128	$168	$250	$22	$68	$116	$250
Janus Aspen Balanced Portfolio (Institutional Shares)	$89	$127	$168	$249	$22	$68	$116	$249
Janus Aspen Capital Appreciation Portfolio (Service Shares)	$91	$135	$180	$275	$24	$75	$129	$275
Janus Aspen Flexible Income Portfolio (Institutional Shares)	$89	$128	$168	$250	$22	$68	$116	$250
Janus Aspen Growth Portfolio (Institutional Shares)	$89	$127	$168	$249	$22	$68	$116	$249
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	$89	$128	$169	$252	$22	$69	$117	$252
Lord Abbett Growth and Income Portfolio (Class VC Shares)	$92	$136	$183	$281	$25	$77	$132	$281
Lord Abbett Mid-Cap Value Portfolio (Class VC Shares)	$93	$140	$189	$293	$26	$81	$138	$293
Oppenheimer Global Securities Fund/VA	$89	$129	$170	$253	$22	$69	$118	$253
Oppenheimer Strategic Bond Fund/VA	$90	$131	$174	$263	$23	$72	$123	$263
Pioneer Equity Income VCT Portfolio (Class I Shares)	$90	$130	$172	$258	$23	$70	$120	$258
Pioneer Fund VCT Portfolio (Class I Shares)	$90	$130	$172	$257	$23	$70	$120	$257
Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	$90	$131	$174	$263	$23	$72	$123	$263

*   Example B will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

3

VARIABLE ANNUITY ACCOUNT C

Multiple Sponsored Retirement Options
ING Life Insurance and Annuity Company

Supplement Dated August ▮▮, 2002 to
Prospectus and Contract Prospectus Summary dated May 1, 2002
as Supplemented June 1, 2002 and May 8, 2002 with respect to the Prospectus

The following applies to the offering of the ING GET Fund, Series S (GET S) to participants who enroll in voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas on and after June 1, 2002 (Texas K-12 Contracts). These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

GENERAL DESCRIPTION OF GET S
GET S is an investment option that may be available during the accumulation phase of the contract. ING Life Insurance and Annuity Company (the Company or we) makes a guarantee, as described below, when you direct money into GET S. ING Investments, LLC serves as the investment adviser and Aeltus Investment Management, Inc. serves as investment sub-adviser to GET S.

We will offer GET S shares only during its offering period, which is scheduled to run from June 14, 2002 through the close of business of the New York Stock Exchange on September 11, 2002. GET S may not be available under your contract, your plan or in your state. Please read the GET S prospectus for a more complete description of GET S, including its charges and expenses.

INVESTMENT OBJECTIVE OF GET S
GET S seeks to achieve maximum total return without compromising a minimum targeted return by participating in favorable equity market performance during the guarantee period.

GET S's guarantee period runs from September 12, 2002 through September 14, 2007. During the offering period, all GET S assets will be invested in short-term instruments, and during the guarantee period will be invested in a combination of fixed income and equity securities.

THE GET FUND GUARANTEE
The guarantee period for GET S will end on September 14, 2007, which is GET S's maturity date. The Company guarantees that the value of an accumulation unit of the GET S subaccount under the contract on the maturity date (as valued after the close of business on September 14, 2007), will not be less than its value as determined after the close of business on the last day of the offering period. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET S subaccount to make up the difference. This means that if you remain invested in GET S until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET S as of the last day of the offering period, less any amounts you transfer or withdraw from the GET S subaccount. The value of dividends and distributions made by GET S throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET S investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from GET S before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts.

MATURITY DATE
Before the maturity date, we will send a notice to each contact holder or participant who has amounts in GET S. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET S amounts. If you do not make a choice on the maturity date, we will transfer your GET S amounts to another available series of the GET Fund that is accepting deposits. If no GET Fund series is available, we will transfer your GET S amounts to the fund or funds designated by the Company.

X.GETSTX-02   August 2002

1

The following information supplements the "Fee Table" section contained in the prospectus and the expense table in the "Charges and Deductions" section of the prospectus summary:

FEES DEDUCTED FROM THE ING GET FUND SERIES S SUBACCOUNT DURING THE ACCUMULATION PHASE FOR TEXAS K-12 CONTRACTS
(Daily deductions equal to the given percentage of values invested in the subaccount on an annual basis)

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.00 - 0.25% [1]
GET S Guarantee Charge (deducted daily during the Guarantee Period)	0.25%
Total Separate Account Expenses	1.50 - 1.75%

[1] We currently do not impose this charge, however, we reserve the right to charge up to 0.25% annually.

FEES DEDUCTED BY THE FUNDS
The following information supplements the "Fund Expense Table" contained in the prospectus and the expense table in the "Charges and Deductions" section of the prospectus summary:

ING GET Fund Series S Annual Expenses
(As a percentage of the average net assets)

	Management (Advisory) Fees [2]	12b-1 Fee	Other Expenses [3]	Total Net Fund Annual Expenses [4]
ING GET Fund Series S	0.60%	0.25%	0.15%	1.00%

For more information regarding expenses paid out of assets of the fund, see the GET S prospectus.

[2] The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.
[3] "Other Expenses" include an annual fund administrative fee of 0.055% of the average daily net assets of GET S and any additional direct fund expenses.
[4] The investment adviser is contractually obligated through GET S's maturity date to waive all or a portion of its investment advisory fee and/or its administrative fee and/or to reimburse a portion of GET S's other expenses in order to ensure that GET S's Total Net Fund Annual Expenses (excluding 12b-1 fees) do not exceed 0.75% of the fund's average daily net assets. It is not expected that GET S's actual expenses without this waiver or reimbursement will exceed this amount.

The following information supplements the "Hypothetical Examples" contained in the prospectus:

Hypothetical Examples – ING GET Fund Series S – Texas K-12 Contracts
Account Fees Incurred Over Time. The following hypothetical examples show the fees and expenses paid over time if you invest $1,000 in the GET S investment option under the contract (until GET S's maturity date), assuming a 5% annual return on the investment.[5]

▷ THE EXAMPLES ARE PURELY HYPOTHETICAL. ▷ THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURNS. ▷ ACTUAL EXPENSES AND/OR RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.	**Example A** If you withdraw your entire account value at the end of the periods shown, you would pay the following expenses, including any applicable early withdrawal charge assessed:	**Example B** If you leave your entire account value invested or if you select an income phase payment option at the end of the periods shown, you would pay the following expenses (no early withdrawal charge is assessed):

	Example A			Example B		
	1 Year	**3 Years**	**5 Years**	**1 Year**	**3 Years**	**5 Years**
ING GET Fund Series S	$94	$144	$196	$28	$85	$145

[5] The examples shown reflect a mortality and expense risk charge of 1.25% on an annual basis, a maximum administrative expense charge of 0.25% on an annual basis (not currently charged), a GET S guarantee charge of 0.25% on an annual basis, and all charges and expenses of the GET S Fund. Example A reflects an early withdrawal charge of 6.5% of the account value at the end of year 1, 5.5% of the account value at the end of year 3 and 4.5% of the account value at the end of year 5.

X.GETSTX-02   August 2002

VARIABLE ANNUITY ACCOUNT C

Multiple Sponsored Retirement Options
ING Life Insurance and Annuity Company

Supplement Dated August ▮, 2002 to
Statement of Additional Information dated May 1, 2002

The following applies to participants who enroll in voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas on and after June 1, 2002 (Texas K-12 Contracts). These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

The information in this supplement amends certain information contained in the Statement of Additional Information dated May 1, 2002. You should read this supplement along with the Statement of Additional Information.

Average Annual Total Return Quotations - Standardized and Non-Standardized for Texas K-12 Contracts

The tables below reflect the average annual standardized and non-standardized total return quotation figures for the funds available under the Texas K-12 Contracts for the periods ended December 31, 2001 for the subaccounts under the contracts. The standardized returns (Table A) assume a mortality and expense risk charge of 1.25% and an early withdrawal charge of 7% grading down to 0% after 10 years. The non-standardized returns (Table B) assume the same mortality and expense risk charge but do not include the early withdrawal charges.

For the ING MFS Capital Opportunities Portfolio (Initial Class), ING MFS Emerging Equities Portfolio (Initial Class), ING MFS Research Portfolio (Initial Class), ING Scudder International Growth Portfolio (Initial Class) and ING T. Rowe Price Growth Equity Portfolio (Initial Class) subaccounts, two sets of performance returns are shown for each subaccount: one showing performance based solely on the performance of the ING Partners, Inc. (IPI) portfolio from November 28, 1997, the date the fund commenced operations; and one quotation based on (a) performance through November 26, 1997 of the fund it replaced under may contracts and; (b) after November 26, 1997, based on the performance of the IPI portfolio.

SUBACCOUNT	STANDARDIZED				Date Contributions First Received Under the Separate Account
	1 Year	5 Year	10 Year	Since Inception*	
ING VP Ascent Portfolio (Class R Shares)	(18.33%)	2.42%		6.64%	07/05/1995
ING VP Balanced Portfolio, Inc. (Class R Shares)[1]	(11.56%)	6.81%	8.85%		
ING VP Bond Portfolio (Class R Shares)[1]	0.41%	4.45%	5.44%		
ING VP Crossroads Portfolio (Class R Shares)	(14.12%)	2.83%		6.15%	07/05/1995
ING VP Growth Portfolio (Class R Shares)	(32.66%)			5.58%	05/30/1997
ING VP Growth and Income Portfolio (Class R Shares)[1]	(24.66%)	2.62%	7.59%		
ING VP Index Plus LargeCap Portfolio (Class R Shares)	(20.25%)	8.98%		9.64%	10/31/1996
ING VP Index Plus MidCap Portfolio (Class R Shares)	(8.89%)			8.41%	05/04/1998
ING VP Index Plus SmallCap Portfolio (Class R Shares)	(5.45%)			0.00%	05/04/1998
ING VP International Equity Portfolio (Class R Shares)	(29.72%)			(5.88%)	05/04/1998
ING VP Legacy Portfolio (Class R Shares)	(9.86%)	3.78%		6.10%	07/05/1995
ING VP Money Market Portfolio (Class R Shares)[1][2]	(4.03%)	3.00%	3.56%		
ING VP Small Company Portfolio (Class R Shares)	(3.98%)			10.80%	05/30/1997
ING VP Technology Portfolio (Class R Shares)	(28.87%)			(41.02%)	05/01/2000
ING VP Value Opportunity Portfolio (Class R Shares)	(16.55%)			10.65%	05/30/1997
ING VP Natural Resources Trust[1]	(22.38%)	(2.59%)	3.32%		
ING VP International Value Portfolio (Class R Shares)				(9.85%)	07/26/2001
ING VP MidCap Opportunities Portfolio (Class R Shares)				(12.53%)	08/02/2001
ING VP SmallCap Opportunities Portfolio (Class R Shares)				(17.12%)	08/03/2001
ING MFS Capital Opportunities Portfolio (Initial Class)	(30.53%)			5.12%	11/28/1997
Neuberger Berman AMT Growth/ING MFS Capital Opportunities[3]	(30.53%)	8.68%	9.07%		
ING MFS Emerging Equities Portfolio (Initial Class)	(30.95%)			(1.76%)	11/28/1997
Alger American Small Cap/ING MFS Emerging Equities[3]	(30.95%)	0.42%		4.74%	09/30/1993
ING MFS Research Portfolio (Initial Class)	(26.95%)			0.53%	11/28/1997
American Century VP Capital Appreciation/ING MFS Research[3]	(26.95%)	0.07%		4.23%	08/31/1992
ING Scudder International Growth Portfolio (Initial Class)	(32.53%)			0.34%	11/28/1997
Scudder VLIF International/ING Scudder International Growth[3]	(32.53%)	1.62%	6.06%		
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	(17.10%)			6.46%	11/28/1997
Alger American Growth/ING T. Rowe Price Growth Equity[3]	(17.10%)	10.02%		13.08%	10/31/1994
AIM V.I. Capital Appreciation Fund (Series I Shares)	(29.17%)			(4.81%)	05/07/1999
AIM V.I. Core Equity Fund (Series I Shares)	(28.75%)			(10.97%)	05/10/1999
AIM V.I. Growth Fund (Series I Shares)	(38.96%)			(16.89%)	05/04/1999
AIM V.I. Premier Equity Fund (Series I Shares)	(19.27%)			(7.77%)	05/05/1999
Calvert Social Balanced Portfolio[1]	(14.08%)	4.85%	7.44%		
Fidelity® VIP Contrafund® Portfolio (Initial Class)	(18.97%)	8.07%		11.90%	05/31/1995
Fidelity® VIP Equity-Income Portfolio (Initial Class)	(12.24%)	7.05%		11.18%	05/31/1994
Fidelity® VIP Growth Portfolio (Initial Class)	(23.97%)	9.26%		12.75%	05/31/1994
Fidelity® VIP Overseas Portfolio (Initial Class)	(27.21%)	0.52%		2.63%	05/31/1994
Franklin Small Cap Value Securities Fund (Class 2 Shares)				(3.58%)	08/31/2001
Janus Aspen Aggressive Growth Portfolio (Institutional Shares)	(44.10%)	4.78%		10.38%	06/30/1994
Janus Aspen Balanced Portfolio (Institutional Shares)	(11.98%)	11.68%		13.05%	06/30/1995
Janus Aspen Capital Appreciation Portfolio (Service Shares)				(22.06%)	02/21/2001
Janus Aspen Flexible Income Portfolio (Institutional Shares)	(0.52%)	4.94%		7.48%	10/31/1994
Janus Aspen Growth Portfolio (Institutional Shares)	(30.51%)	6.70%		9.90%	06/30/1995
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	(28.39%)	8.73%		13.93%	05/31/1995
Lord Abbett Growth and Income Portfolio (Class VC Shares)				4.66%	09/17/2001
Lord Abbett Mid-Cap Value Portfolio (Class VC Shares)				(3.35%)	07/26/2001
Oppenheimer Global Securities Fund/VA	(18.78%)			8.00%	05/04/1998
Oppenheimer Strategic Bond Fund/VA	(3.19%)			(0.13%)	05/07/1998

TABLE A (Continued)	STANDARDIZED				Date Contributions First Received Under the Separate Account
SUBACCOUNT	1 Year	5 Year	10 Year	Since Inception*	
Pioneer Equity Income VCT Portfolio (Class I Shares)				(8.90%)	07/26/2001
Pioneer Fund VCT Portfolio (Class I Shares)				3.35%	09/27/2001
Pioneer Mid Cap Value VCT Portfolio (Class I Shares)				(5.33%)	08/09/2001

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

*   Reflects performance from the date contributions were first received in the fund under the separate account.

(1)   These funds have been available through the separate account for more than ten years.

(2)   The current yield for the subaccount for the seven-day period ended December 31, 2001 (on an annualized basis) was 0.94%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 7% early withdrawal charge.

(3)   The fund first listed was replaced with the applicable ING Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable ING Portfolio after that date. The replaced fund may not have been available under all contracts. The "Date Contributions First Received Under the Separate Account" refers to the applicable date for the replaced fund. If no date is shown, contributions were first received in the replaced fund under the separate account more than ten years ago.

TABLE B	NON-STANDARDIZED					Fund Inception Date
SUBACCOUNT	1 Year	3 Years	5 Years	10 Years	Since Inception**	
ING VP Ascent Portfolio (Class R Shares)	(12.65%)	(1.09%)	3.37%		7.32%	07/05/1995
ING VP Balanced Portfolio, Inc. (Class R Shares)[1]	(5.41%)	1.39%	7.80%	8.85%		
ING VP Bond Portfolio (Class R Shares)[1]	7.39%	4.46%	5.42%	5.44%		
ING VP Crossroads Portfolio (Class R Shares)	(8.15%)	(0.29%)	3.78%		6.82%	07/05/1995
ING VP Growth Portfolio (Class R Shares)	(27.98%)	(5.84%)	8.32%		8.55%	12/13/1996
ING VP Growth and Income Portfolio (Class R Shares)[1]	(19.42%)	(6.34%)	3.57%	7.59%		
ING VP Index Plus LargeCap Portfolio (Class R Shares)	(14.70%)	(2.15%)	9.99%		11.27%	09/16/1996
ING VP Index Plus MidCap Portfolio (Class R Shares)	(2.56%)	9.69%			13.63%	12/16/1997
ING VP Index Plus SmallCap Portfolio (Class R Shares)	1.13%	6.27%			5.03%	12/19/1997
ING VP International Equity Portfolio (Class R Shares)	(24.83%)	(4.03%)			1.60%	12/22/1997
ING VP Legacy Portfolio (Class R Shares)	(3.59%)	1.82%	4.74%		6.77%	07/05/1995
ING VP Money Market Portfolio (Class R Shares)[1][2]	2.64%	3.82%	3.96%	3.56%		
ING VP Small Company Portfolio (Class R Shares)	2.70%	11.84%	13.15%		13.39%	12/27/1996
ING VP Technology Portfolio (Class R Shares)	(23.93%)				(38.60%)	05/01/2000
ING VP Value Opportunity Portfolio (Class R Shares)	(10.75%)	4.68%	13.80%		14.12%	12/13/1996
ING VP Natural Resources Trust[1]	(16.98%)	3.03%	(1.69%)	3.32%		
ING VP Growth Opportunities Portfolio (Class R Shares)	(39.35%)				(31.06%)	04/30/2000
ING VP International Value Portfolio (Class R Shares)	(12.78%)	9.65%			10.23%	08/08/1997
ING VP MagnaCap Portfolio (Class R Shares)	(11.57%)				(6.68%)	05/01/2000
ING VP MidCap Opportunities Portfolio (Class R Shares)	(33.78%)				(26.73%)	04/30/2000
ING VP SmallCap Opportunities Portfolio (Class R Shares)	(30.17%)	18.42%	17.09%		15.40%	05/06/1994
ING Alger Aggressive Growth Portfolio (Service Class)					2.17%	12/10/2001
ING Alger Growth Portfolio (Service Class)					0.95%	12/10/2001
ING DSI Enhanced Index Portfolio (Service Class)					0.67%	12/10/2001
ING Goldman Sachs® Capital Growth Portfolio (Service Class)					0.83%	12/10/2001
ING MFS Capital Opportunities Portfolio (Initial Class)	(25.70%)	0.55%			6.41%	11/28/1997
Neuberger Berman AMT Growth/ING MFS Capital Opportunities[3]	(25.70%)	0.55%	9.69%	9.07%		
ING MFS Emerging Equities Portfolio (Initial Class)	(26.14%)	(8.18%)			(0.52%)	11/28/1997
Alger American Small Cap/ING MFS Emerging Equities[3]	(26.14%)	(8.18%)	1.35%	5.41%		
ING MFS Research Portfolio (Initial Class)	(21.87%)	(3.35%)			1.80%	11/28/1997
American Century VP Capital Appreciation/ING MFS Research[3]	(21.87%)	(3.35%)	1.00%	2.91%		
ING OpCap Balanced Value Portfolio (Service Class)					(0.39%)	12/10/2001
ING Salomon Brothers Capital Portfolio (Service Class)					2.23%	12/10/2001
ING Salomon Brothers Investors Value Portfolio (Service Class)					1.42%	12/10/2001
ING Scudder International Growth Portfolio (Initial Class)	(27.84%)	(3.58%)			1.61%	11/28/1997
Scudder VLIF International/ING Scudder International Growth[3]	(27.84%)	(3.58%)	2.56%	6.06%		
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	(11.34%)	1.88%			7.80%	11/28/1997
Alger American Growth/ING T. Rowe Price Growth Equity[3]	(11.34%)	1.88%	11.03%	13.09%		
ING UBS Tactical Asset Allocation Portfolio (Service Class)					0.61%	12/10/2001
AIM V.I. Capital Appreciation Fund (Series I Shares)	(24.24%)	(1.62%)	4.69%		10.37%	05/05/1993
AIM V.I. Core Equity Fund (Series I Shares)	(23.80%)	(5.18%)	5.95%		9.99%	05/02/1994
AIM V.I. Growth Fund (Series I Shares)	(34.71%)	(11.86%)	2.60%		7.47%	05/05/1993
AIM V.I. Premier Equity Fund (Series I Shares)	(13.66%)	(2.26%)	8.33%		12.01%	05/05/1993
Calvert Social Balanced Portfolio[1]	(8.10%)	(0.86%)	5.82%	7.44%		
Fidelity® VIP Contrafund® Portfolio (Initial Class)	(13.34%)	(0.65%)	9.07%		14.33%	01/03/1995
Fidelity® VIP Equity-Income Portfolio (Initial Class)[1]	(6.14%)	1.81%	8.04%	12.20%		
Fidelity® VIP Growth Portfolio (Initial Class)[1]	(18.68%)	(1.00%)	10.27%	11.99%		
Fidelity® VIP Overseas Portfolio (Initial Class)[1]	(22.15%)	(4.32%)	1.45%	4.58%		
Franklin Small Cap Value Securities Fund (Class 2 Shares)	12.38%	11.59%			1.95%	05/01/1998

TABLE B (Continued) SUBACCOUNT	NON-STANDARDIZED					Fund Inception Date
	1 Year	3 Years	5 Years	10 Years	Since Inception**	
Janus Aspen Aggressive Growth Portfolio (Institutional Shares)	(40.21%)	(3.59%)	5.75%		11.12%	09/13/1993
Janus Aspen Balanced Portfolio (Institutional Shares)	(5.86%)	4.39%	12.71%		12.90%	09/13/1993
Janus Aspen Capital Appreciation Portfolio (Service Shares)[4]	(22.81%)	0.40%			15.85%	05/01/1997
Janus Aspen Flexible Income Portfolio (Institutional Shares)	6.39%	3.86%	5.91%		6.80%	09/13/1993
Janus Aspen Growth Portfolio (Institutional Shares)	(25.68%)	(3.74%)	7.69%		10.44%	09/13/1993
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	(23.41%)	1.19%	9.74%		14.32%	09/13/1993
Lord Abbett Growth and Income Portfolio (Class VC Shares)[1]	(7.88%)	6.69%	10.76%	12.71%		
Lord Abbett Mid-Cap Value Portfolio (Class VC Shares)	6.71%				22.07%	09/15/1999
Oppenheimer Global Securities Fund/VA[1]	(13.14%)	12.16%	13.97%	12.49%		
Oppenheimer Strategic Bond Fund/VA	3.54%	2.15%	3.06%		4.30%	05/03/1993
Pioneer Equity Income VCT Portfolio (Class I Shares)	(8.12%)	1.37%	10.85%		13.17%	03/01/1995
Pioneer Fund VCT Portfolio (Class I Shares)	(11.95%)	0.25%			6.90%	10/31/1997
Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	5.17%	11.02%	9.83%		11.50%	03/01/1995

Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

** Reflects performance from the fund's inception date.

(1) These funds have been in operation for more than ten years.

(2) The current yield for the subaccount for the seven-day period ended December 31, 2001 (on an annualized basis) was 0.94%. Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above. As in the table above, the maximum 7% early withdrawal charge is not reflected.

(3) The fund first listed was replaced with the applicable ING Portfolio after the close of business on November 26, 1997. The performance shown is based on the performance of the replaced fund until November 26, 1997, and the performance of the applicable ING Portfolio after that date. The replaced fund may not have been available under all contracts. The "Fund Inception Date" refers to the applicable date for the replaced fund. If no date is shown, the replaced fund has been in operation for more than ten years.

(4) The performance of the Service Shares prior to December 31, 1999 reflects the performance of a different class of Janus Aspen Series, restated based on the Service Shares estimated fees and expenses, ignoring any fee and expense limitations.